PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	March 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents		$0.1	$0.6
Accounts receivable		53.2	42.8
Fair value of risk management contracts	13	2.2	3.5
Other assets	3	44.7	33.8
Assets held for sale	4	—	16.0
		100.2	96.7
Fair value of risk management contracts	13	—	4.5
Other assets	3	81.8	86.2
Property, plant and equipment	4	1,081.7	1,074.2
Exploration and evaluation assets		82.7	82.6
TOTAL ASSETS		$1,346.4	$1,344.2

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$75.0	$72.7
Fair value of risk management contracts	13	11.2	4.2
Current portion of long term debt	5	249.6	232.9
Current portion of provisions and other liabilities	6	46.8	39.7
Liabilities associated with assets held for sale	6	—	16.0
		382.6	365.5
Fair value of risk management contracts	13	1.3	—
Long term debt	5	471.9	481.7
Provisions and other liabilities	6	269.7	245.1
		1,125.5	1,092.3
Shareholders' Equity
Shareholders' capital	8	4,842.2	4,838.1
Contributed surplus		6.4	9.9
Deficit		(4,627.7)	(4,596.1)
		220.9	251.9

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,346.4	$1,344.2
Future Operations (Note 1)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2019 Financial Results	1

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended March 31
	Note	2019	2018
REVENUES
Oil and gas sales	10	$128.3	$126.4
Royalties, net of incentives		(5.6)	(4.9)
		122.7	121.5
Commodity risk management gains (losses)
Realized gain (loss) on commodity risk management	13	(5.1)	(14.0)
Change in fair value of commodity risk management contracts	13	(6.9)	(4.7)
		110.7	102.8
EXPENSES
Operating		18.3	18.7
Diluent and other purchases	10	57.2	55.2
Transportation		6.2	4.8
General and administrative		7.2	9.6
Depletion and depreciation	4	31.1	31.1
Change in other decommissioning liabilities	6	15.3	—
		135.3	119.4
OPERATING INCOME (LOSS)		(24.6)	(16.6)

Other (income) expense items
(Gain) loss on disposition of properties		(0.2)	(0.5)
Unrealized foreign exchange (gain) loss	14	(3.4)	7.1
Realized foreign exchange (gain) loss	14	0.1	(0.1)
Interest and financing charges	5	14.6	11.1
Restructuring costs		0.2	(1.2)
Accretion	6	1.3	1.8
Other (income) expense		(5.6)	(0.4)
INCOME (LOSS) BEFORE TAXES		(31.6)	(34.4)
Deferred income tax (recovery) expense	7	—	(7.2)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		($31.6)	($27.2)
NET INCOME (LOSS) PER SHARE	12
Basic		($0.06)	($0.05)
Diluted		($0.06)	($0.05)

See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2019 Financial Results	2

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended March 31
	Note	2019	2018
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		($31.6)	($27.2)
Non-cash items
Depletion, depreciation and accretion	4, 6	32.4	32.9
Change in other decommissioning liabilities	6	15.3	—
Deferred income tax (recovery) expense	7	—	(7.2)
Unrealized foreign exchange (gain) loss	14	(3.4)	7.1
Change in fair value of commodity risk management contracts	13	6.9	4.7
Share based compensation	9	0.6	0.7
(Gain) loss on disposition of properties		(0.2)	(0.5)
Onerous lease contracts		—	(1.7)
Other items		(4.0)	(1.6)
Interest and financing charges	5	14.6	11.1
Expenditures on remediation	6	(13.9)	(4.0)
Change in non-cash operating working capital	11	(24.5)	(26.6)
Cash flow from operating activities		(7.8)	(12.3)
FINANCING
Bank indebtedness (repayment)	5	—	0.7
Long term debt (repayment)	5	17.5	37.5
Payments on lease obligations	6	(1.0)	(0.4)
Interest and financing charges paid		(5.8)	(4.2)
Cash flow from financing activities		10.7	33.6
INVESTING
Capital expenditures		(11.4)	(26.4)
Proceeds on property dispositions		5.4	4.4
Withdrawals from remediation trust fund		6.4	2.4
Change in non-cash investing working capital	11	(3.8)	(2.8)
Cash flow from investing activities		(3.4)	(22.4)
CHANGE IN CASH AND CASH EQUIVALENTS		(0.5)	(1.1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		0.6	1.1
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$0.1	$—
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2019 Financial Results	3

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended March 31
	Note	2019	2018
SHAREHOLDERS' CAPITAL	8
Balance, beginning of period		$4,838.1	$4,829.7
Exercise of share based compensation awards		4.1	8.4
Balance, end of period		4,842.2	4,838.1

CONTRIBUTED SURPLUS
Balance, beginning of period		9.9	13.3
Share based compensation	9	0.6	0.7
Exercise of share based compensation awards		(4.1)	(8.4)
Balance, end of period		6.4	5.6

DEFICIT
Balance, beginning of period		(4,596.1)	(4,036.8)
Net income (loss)		(31.6)	(27.2)
Balance, end of period		(4,627.7)	(4,064.0)

TOTAL SHAREHOLDERS' EQUITY		$220.9	$779.7
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2019 Financial Results	4

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED MARCH 31, 2019 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a conventional resource developer of Canadian oil and natural gas assets currently focused on growing bitumen production from the Lloydminster formation at the Lindbergh thermal oil project through steam assisted gravity drainage ("SAGD"). The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three months ended March 31, 2019 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2018 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2018 annual Consolidated Financial Statements except as noted below.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth's annual report for the year ended December 31, 2018.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on May 7, 2019.
Future Operations
During the quarter, Pengrowth engaged Perella Weinberg Partners LP and their subsidiary Tudor, Pickering, Holt & Co. ("PWP/TPH") as advisers to assist in exploring the Corporation's strategic options and alternatives. On March 5, 2019, the Board of Directors commenced a formal process with PWP/TPH to explore and develop strategic alternatives (the “Strategic Review”) with a view to strengthening the Corporation's balance sheet and maximizing enterprise value. The Strategic Review is intended to explore a comprehensive range of strategic and transaction alternatives, including a sale, merger or other business combination; a disposition of all or certain assets of the Corporation; recapitalization and refinancing opportunities including new debt or equity capital and other alternatives to improve the Corporation's financial position and maximize value. In addition to Pengrowth’s long-life, low-decline assets, the Corporation also has potentially attractive tax attributes that complement its strong base operations. Pengrowth and its advisers expect to actively explore market interest in potential transactions and strategic initiatives with a range of interested parties and capital market participants. There can be no guarantees as to whether the Strategic Review will result in a transaction or the terms or timing of any resulting transaction. Various industry risk factors, including a prolonged or significant decrease in WTI or WCS pricing, could impact the outcome of the Strategic Review Process, Pengrowth’s cash flow, and its ability to address its upcoming debt maturities.
Through 2018 and into 2019, Pengrowth had discussions with its banking syndicate regarding an amendment or extension of its secured revolving credit facility (the “Credit Facility”) in connection with Pengrowth’s efforts to address upcoming debt maturities, refinance the Corporation’s secured term notes, and improve the Corporation’s capital structure. On March 25, 2019 the Corporation announced the execution of an extension agreement, supported by 100 percent of the banks in the lending syndicate, which extends the maturity date under the Credit Facility through September 30, 2019, subject to certain terms. The Credit Facility was extended by way of an initial extension to July 29, 2019, with two subsequent extensions to August 29, 2019 and September 30, 2019, respectively, each of which will automatically become effective unless lenders with at least two thirds of the total commitments under the Credit Facility provide notice to the Corporation that such automatic extension will not apply in advance of the applicable automatic extension date. The extension provides support to Pengrowth while it advances the Strategic Review.
Due to the uncertainty around improvements in global commodity prices and uncertainty around the terms and timing of any extension or refinancing arrangements in respect of Pengrowth’s debt portfolio, there remains a risk around

PENGROWTH First Quarter 2019 Financial Results	5

Pengrowth's ability to address the upcoming maturities of the Credit Facility and certain secured term notes due October 2019 and to remain in compliance with certain covenants at the end of 2019.
As a result, there is significant uncertainty related to these events and conditions that raise substantial doubt about whether the Corporation will continue as a going concern, and therefore, whether it will realize its assets and settle its liabilities in the normal course of business and at the amounts stated in the financial statements. However, management believes that the Corporation will be successful in addressing its capital structure including the amendment of debt covenants and upcoming debt maturities in a timely manner and, accordingly, has prepared the financial statements on a going concern basis.
Accordingly, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that may be necessary should the consolidated entity not continue as a going concern.
Pengrowth continues to generate sufficient cash flow to meet its obligations including interest payments, capital spending and abandonment and remediation expenses.

2.	SIGNIFICANT ACCOUNTING POLICIES
Adoption of IFRS 16 Leases
Effective January 1, 2019, Pengrowth adopted IFRS 16 using the modified retrospective approach. The modified retrospective approach does not require restatement of comparative information as it recognizes the cumulative effect as an adjustment to opening retained earnings, as applicable, and applies the standard prospectively.
The following table shows the impact of IFRS 16 adoption on the Consolidated Balance Sheets as at January 1, 2019:

	As reported, December 31, 2018	Balance on adoption as at January 1, 2019	Impact of IFRS 16 Adoption
Assets
Other assets (current and non-current)	$120.0	$122.4	$2.4
Property, plant and equipment	1,074.2	1,082.8	8.6
Liabilities and shareholders' equity
Provisions and other liabilities (current and non-current)	300.8	311.8	11.0
The following table shows the impact of IFRS 16 adoption on the Consolidated Statement of Income (Loss) for the three months ended March 31, 2019:

	Before IFRS 16 Adoption	As reported	Impact of IFRS 16 Adoption
General and administrative	$7.4	$7.2	($0.2)
Depletion and depreciation	30.7	31.1	0.4
Interest and financing charges	14.1	14.6	0.5
Total			$0.7
The following table shows the impact of IFRS 16 adoption on the Consolidated Statement of Cash Flows for the three months ended March 31, 2019:

	Before IFRS 16 Adoption	As reported	Impact of IFRS 16 Adoption
Cash flow from operating activities	($8.8)	($7.8)	$1.0
Cash flow from financing activities	12.0	10.7	(1.3)
Cash flow from investing activities	(3.7)	(3.4)	0.3
Total			$—
The right-of-use ("ROU") asset was included in Property, Plant and Equipment and was measured at the amount equal to the lease liability on January 1, 2019 with no impact on retained earnings. The lease liability was reflected in Provisions and Other Liabilities and was measured at the present value of the remaining lease payments, discounted using

PENGROWTH First Quarter 2019 Financial Results	6

Pengrowth's incremental borrowing rate as at January 1, 2019. The weighted average incremental borrowing rate used to determine the lease obligation on adoption was approximately 6.0 percent. The ROU assets and lease liabilities recognized largely relate to the Corporation's head office lease in Calgary. The Corporation has elected to apply the practical expedient to adjust the ROU assets at January 1, 2019 by the amount of the provision for onerous leases of $25.8 million, as an alternative to an impairment review. The office lease subleases were classified as finance leases resulting in $2.4 million recognized as Other Assets at March 31, 2019. See Notes 3, 4 and 6 for more information.
The Corporation has also elected to apply the practical expedients of not recognizing ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term and were not considered material at March 31, 2019.
The difference between operating lease commitments disclosed as at December 31, 2018 and lease liabilities recognized on the Balance Sheet at January 1, 2019 is primarily due to non-lease components included in the commitments and the impact of discounting using the Corporation's incremental borrowing rate at January 1, 2019.
Update to Significant Accounting Policies
IFRS 16 provides a single recognition and measurement model for lessees to recognize assets and liabilities for contracts that are, or contain, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Corporation recognizes an ROU asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. Pengrowth presents ROU as part of Property, Plant and Equipment on the Consolidated Balance Sheet. The lease term includes periods covered by an option to extend if the Corporation is reasonably certain to exercise that option. In addition, the ROU is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation's incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero. Lease payments are applied against the lease obligation, with a portion reflected as interest expense using the effective interest rate method. Pengrowth presents lease liability as part of Provisions and Other Liabilities on the Consolidated Balance Sheet.
The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amount of assets, liabilities, income, and expenses. Actual results could differ significantly from these estimates. Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

•
Incremental borrowing rate: The incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying balance of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and lease term.

•	Lease term: Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.
COMPARATIVE FIGURES
Certain prior years' comparative figures have been reclassified to conform to presentation adopted in the current year.

PENGROWTH First Quarter 2019 Financial Results	7

3.	OTHER ASSETS

	As at
	March 31, 2019	December 31, 2018
Remediation trust fund - current	$27.9	$24.0
Remediation trust fund - non-current	67.6	74.0
Prepaid tax assessment	12.2	12.2
Prepaids and deposits	7.6	4.1
Inventory	8.8	5.7
Investment in sublease - current	0.4	—
Investment in sublease - non-current	2.0	—
	$126.5	$120.0

Current portion of other assets	$44.7	$33.8
Non-current portion of other assets	$81.8	$86.2

4.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Right of use assets	Total
Balance, December 31, 2017	$3,792.8	$87.9	$24.9	$3,905.6
Additions to PP&E	66.7	0.9	—	67.6
Property acquisitions	0.2	—	—	0.2
Transfer from E&E	58.6	—	—	58.6
Change in asset retirement obligations	21.9	—	—	21.9
Balance, December 31, 2018	$3,940.2	$88.8	$24.9	$4,053.9
Increase in right-of-use assets on adoption	—	—	8.6	8.6
Additions to PP&E	11.3	—	—	11.3
Change in asset retirement obligations	18.9	—	—	18.9
Divestitures	(16.2)	—	—	(16.2)
Balance, March 31, 2019	$3,954.2	$88.8	$33.5	$4,076.5

Accumulated depletion and depreciation	Oil and natural gas assets	Other equipment	Right of use assets	Total
Balance, December 31, 2017	$2,718.1	$81.1	$2.2	$2,801.4
Depletion and depreciation for the period	159.2	1.9	1.2	162.3
Balance, December 31, 2018	$2,877.3	$83.0	$3.4	$2,963.7
Depletion and depreciation for the period	30.0	0.4	0.7	31.1
Balance, March 31, 2019	$2,907.3	$83.4	$4.1	$2,994.8

Net book value	Oil and natural gas assets	Other equipment	Right of use assets	Total
Assets held for sale	$16.0	$—	$—	$16.0
Long term	1,046.9	5.8	21.5	1,074.2
Balance, December 31, 2018	$1,062.9	$5.8	$21.5	$1,090.2

Long term	1,046.9	5.4	29.4	1,081.7
Balance, March 31, 2019	$1,046.9	$5.4	$29.4	$1,081.7

PENGROWTH First Quarter 2019 Financial Results	8

The depreciation charge and carrying value relating to right of use assets by underlying asset category as at and for the three months ended March 31, 2019 is as follows:

Right-of-use assets	Depreciation	Carrying value
Co-generation facility	$0.3	$21.2
Surface leases	—	2.0
Office lease	0.4	6.0
Construction camp	—	0.2
	$0.7	$29.4
During the three months ended March 31, 2019, $0.3 million (March 31, 2018 – $0.6 million) of directly attributable general and administrative costs were capitalized to PP&E.
At March 31, 2019, there were $4.6 billion (March 31, 2018 - $4.9 billion) of future development costs related to Pengrowth's key growth assets.
In the first quarter of 2019 the disposition of certain Southern Alberta conventional assets, previously presented as assets held for sale at December 31, 2018, successfully closed for nominal cash proceeds.

5.	LONG TERM DEBT AND FINANCIAL COVENANTS

LONG TERM DEBT

	As at
	March 31, 2019	December 31, 2018
U.S. dollar denominated secured term notes:
28.1 million at 5.49 percent due October 18, 2019	$37.5	$38.3
94.1 million at 7.98 percent due May 11, 2020	125.6	128.3
85.2 million at 6.07 percent due October 18, 2022	113.7	116.2
158.9 million at 6.17 percent due October 18, 2024	212.1	216.7
	$488.9	$499.5
U.K. pound sterling denominated secured term notes:
12.1 million at 5.45 percent due October 18, 2019	$21.1	$21.1
Canadian dollar secured term notes:
20.5 million at 6.74 percent due October 18, 2022	$20.5	$20.5

Canadian dollar term Credit Facility borrowings	$191.0	$173.5
Total long term debt	$721.5	$714.6

Current portion of long term debt	$249.6	$232.9
Non-current portion of long term debt	$471.9	$481.7
At March 31, 2019, Pengrowth had in place a secured $330 million revolving committed term Credit Facility supported by a broad syndicate of domestic and international banks with a maturity date of September 30, 2019, as discussed below.
On March 25, 2019 the Corporation announced the execution of an extension agreement, supported by 100 percent of the banks in the lending syndicate, which extends the maturity date under the Credit Facility through September 30, 2019, subject to certain terms. The Credit Facility was extended by way of an initial extension to July 29, 2019, with two subsequent extensions to August 29, 2019 and September 30, 2019, respectively, each of which will automatically become effective unless lenders with at least two thirds of the total commitments under the Credit Facility provide notice to the Corporation that such automatic extension will not apply in advance of the applicable automatic extension date. The extension provides support to Pengrowth while it advances the Strategic Review described in Note 1.
The Credit Facility carried floating interest rates that range between 3.6 percent and 5.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items.

PENGROWTH First Quarter 2019 Financial Results	9

At March 31, 2019, the available facility had drawings of $191.0 million (December 31, 2018 – $173.5 million) and letters of credit in the amount of $63.2 million (December 31, 2018 – $75.6 million).
FINANCIAL COVENANTS
Pursuant to the debt amending agreements dated October 12, 2017, amendments to the existing financial covenants are effective through to and including the quarter ending September 30, 2019 in the case of the secured term notes and Credit Facility (the "Waiver Period"). The only applicable covenant during the Waiver Period is the trailing 12 month Adjusted EBITDA to Interest and Financing Charges (the "Interest Coverage" ratio). The Interest Coverage ratio changes each quarter until the fourth quarter of 2019 after which it remains at 4.0 times. Also, after the Waiver Period the Debt to Adjusted EBITDA ratio covenant of 3.5 times, and the Debt to Book Capitalization ratio covenant of 55 percent, will be applicable commencing in the fourth quarter of 2019.
During the Waiver Period, the trailing 12 month Interest Coverage minimum ratio covenant is revised as follows:

Year	Q1	Q2	Q3	Q4
2019	1.13 times	1.19 times	1.23 times	4.0 times
The calculation of the Interest Coverage ratio is based on specific definitions within the agreements and contains adjustments pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. See Financial Resources and Liquidity section of the March 31, 2019 MD&A for more information.
Pengrowth's Interest Coverage ratio was 1.8 times at March 31, 2019, which was above the first quarter of 2019 minimum compliance covenant of 1.13 times.
All loan agreements and amendments can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.

PENGROWTH First Quarter 2019 Financial Results	10

6.	PROVISIONS AND OTHER LIABILITIES
Provisions and other liabilities are composed of Asset Retirement Obligations ("ARO"), finance leases, onerous lease contracts and other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Finance leases	Onerous lease contracts	Other liabilities	Total
Balance, December 31, 2017	$236.7	$34.2	$26.2	$2.3	$299.4
Incurred during the period	1.4	—	6.8	(0.4)	7.8
Property dispositions	(0.9)	—	—	—	(0.9)
Expenditures on remediation/provisions settled	(23.2)	(0.8)	(5.6)	(0.2)	(29.8)
Discount rate changes (1)	24.6	—	—	—	24.6
Other revisions	(4.1)	—	(3.2)	—	(7.3)
Accretion	5.4	—	1.6	—	7.0
Balance, December 31, 2018	$239.9	$33.4	$25.8	$1.7	$300.8
Lease liability related to adoption of IFRS 16	—	36.8	(25.8)	—	11.0
Incurred during the period	—	—	—	0.4	0.4
Property dispositions	(16.2)	—	—	—	(16.2)
Expenditures on remediation/provisions settled	(13.9)	(1.0)	—	(0.1)	(15.0)
Discount rate changes (2)	18.9	—	—	—	18.9
Discount rate changes - expensed in the period (3)	15.3	—	—	—	15.3
Accretion	1.3	—	—	—	1.3
Balance, March 31, 2019	$245.3	$69.2	$—	$2.0	$316.5

(1)	Related to the change in the inflation rate from 1.5 percent to 2.0 percent. The offset was recorded in PP&E.

(2)	Related to the change in the discount rate from 2.3 percent to 1.9 percent. The offset was recorded in PP&E.

(3)
Related to the change in the discount rate from 2.3 percent to 1.9 percent for assets with no remaining useful life, recognized in the Statement of Income (Loss) as change in other decommissioning liabilities.

As at March 31, 2019	Asset retirement obligations	Finance leases	Onerous lease contracts	Other liabilities	Total
Current	$36.2	$10.6	$—	$—	$46.8
Long term	209.1	58.6	—	2.0	269.7
	$245.3	$69.2	$—	$2.0	$316.5

As at December 31, 2018
Current including assets held for sale (1)	$50.0	$0.7	$4.9	$0.1	$55.7
Long term	189.9	32.7	20.9	1.6	245.1
	$239.9	$33.4	$25.8	$1.7	$300.8

(1)	Includes $16.0 million of asset retirement obligation related to assets held for sale at December 31, 2018.
The disposition of certain Southern Alberta conventional assets with its related ARO for over 100 wells of $16.0 million, presented as liabilities associated with assets held for sale at December 31, 2018, successfully closed for nominal cash proceeds in the first quarter of 2019.

PENGROWTH First Quarter 2019 Financial Results	11

(i) ARO
The following assumptions were used to estimate the ARO liability:

	As at
	March 31, 2019	December 31, 2018
Total escalated future costs	$426.5	$491.7
Discount rate, per annum	1.9%	2.3%
Inflation rate, per annum	2.0%	2.0%
The decrease in escalated future liability at March 31, 2019 relative to December 31, 2018 is primarily a result of the disposition noted above combined with settlement of liabilities.
The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related assets. The depreciable amounts of the assets are depreciated over their useful life. Changes to the decommissioning liability after the assets have reached the end of their useful life are reflected in the Statement of Income (Loss) in the period in which they occur.
Pengrowth has been contributing to an externally managed trust fund established to fund abandonment and reclamation costs associated with Sable Offshore Energy Project ("SOEP"). The total balance of the SOEP remediation trust fund at March 31, 2019 was $95.5 million (December 31, 2018 - $98.0 million) and was included in Other Assets on the Consolidated Balance Sheets. The fund balance is a pre-funding of Pengrowth's entire share of the estimated costs of the SOEP abandonment and remediation and is currently $12.5 million in excess of the escalated future liability. The abandonment and decommissioning work at SOEP has begun and will continue for the next 2 to 3 years.
The abandonment and reclamation costs on other assets, not covered by a fund, are expected to be incurred between 2035 and 2080.
(ii) FINANCE LEASES
The following table presents the future commitments associated with Pengrowth's lease obligations as at March 31, 2019:

Less than one year	$10.9
1 - 5 years	56.1
More than 5 years	48.2
Total lease payments	$115.2
Interest	(46.0)
Total	$69.2
Total variable lease payments not included in the measurement of lease liabilities were $0.4 million for the three months ended March 31, 2019. These payments are recognized in the Consolidated Statements of Income (Loss).
For more information about the adoption of IFRS 16, see Note 2.

7.	DEFERRED INCOME TAXES
As at March 31, 2019, Pengrowth did not recognize deductible temporary differences of approximately $1.8 billion primarily consisting of approximately $1.6 billion of non-capital losses and $0.2 billion in other temporary differences (PP&E and other). These losses expire between 2025 and 2039.

PENGROWTH First Quarter 2019 Financial Results	12

A reconciliation of the deferred income tax recovery calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Three months ended
	March 31, 2019	March 31, 2018
Income (loss) before taxes	(31.6)	($34.4)
Combined federal and provincial tax rate	27.10%	27.08%
Expected income tax expense (recovery)	($8.6)	($9.3)
Change in unrecognized deferred tax asset	8.8	1.0
Foreign exchange (gain) loss (1)	(0.4)	1.0
Other including share based compensation	0.2	0.1
Deferred income tax expense (recovery)	$—	($7.2)
(1) Reflects the 50 percent non-taxable (deductible) portion of foreign exchange gains and losses and related risk management contracts.

8.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Three months ended		Year ended
	March 31, 2019		December 31, 2018
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	556,117	$4,838.1	552,246	$4,829.7
Share based compensation (non-cash exercised)	3,905	4.1	3,871	8.4
Balance, end of period	560,022	$4,842.2	556,117	$4,838.1

9.	LONG TERM INCENTIVE PLANS ("LTIP")
(i) SHARE-SETTLED LTIP
A rolling and reloading plan with a maximum of 10 percent of the issued and outstanding common shares may be reserved for issuance under all share-settled compensation plans in the aggregate, as approved by shareholders.
As at March 31, 2019, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 4.4 percent of the issued and outstanding common shares, which is within the limit.
(a) Performance Share Units ("PSUs") and Restricted Share Units ("RSUs")
The following table provides a continuity of the share-settled PSUs and RSUs:

(number of share units - 000's)	PSUs	RSUs
Outstanding, December 31, 2017	5,034	7,383
Granted	—	3,006
Forfeited	(1,449)	(2,444)
Exercised	(826)	(3,045)
Performance adjustment	(138)	—
Outstanding, December 31, 2018	2,621	4,900
Granted (1)	—	2,594
Forfeited	(85)	(141)
Exercised	(1,401)	(2,504)
Performance adjustment	(176)	—
Outstanding, March 31, 2019	959	4,849

(1)	Based on a 5 day weighted average share price of $0.57.

PENGROWTH First Quarter 2019 Financial Results	13

Pengrowth's Board may determine, in its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable. No new PSUs are granted under the current LTIP.
(b) Stock Option Plan
Pengrowth's Stock Option Plan provides certain employees with the opportunity to exercise options to purchase common shares of the Corporation. Option exercise prices approximate the market price for the common shares on the date of issuance, vest in three even tranches on the first, second and third anniversary of the grant date and expire after seven years. Compensation expense associated with the options is determined based on the grant date fair value and amortized over the vesting period.
The following table provides a continuity of stock options outstanding:

(number of option units - 000's)	Number outstanding	Weighted average price
Outstanding, December 31, 2017	—	$—
Granted	9,468	$0.87
Forfeited	(141)	$0.87
Exercised	—	$—
Outstanding, December 31, 2018	9,327	$0.87
Granted	9,733	$0.57
Expired	—	$—
Forfeited	(483)	$0.87
Exercised	—	$—
Outstanding, March 31, 2019	18,577	$0.71
The range of exercise prices of stock options outstanding and exercisable at March 31, 2019 was as follows:

Range of exercise prices	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (thousands)	Weighted average exercise price
$0.57 - $0.86	9,733	6.96	$0.57	—	$—
$0.87 - $1.05	8,844	6.25	$0.87	3,109	$0.87
Pengrowth uses the Black-Scholes pricing model to calculate the fair value of stock options granted using an estimated forfeiture rate, volatility, risk free interest rate and expected life. The fair value is recorded as stock-based compensation expense over the vesting period with a corresponding amount reflected in contributed surplus. When stock options are exercised, the cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.
Estimated fair values for the stock options outstanding were calculated using the following weighted average assumptions:

Fair value per option	$0.31
Risk free interest rate	1.64%
Expected volatility (1)	68.12%
Expected life (years)	4.5
Expected forfeiture rate	15.0%
(1) Expected volatility has been based on historical share volatility of the Corporation.
(ii) PREVIOUS LTIP
As at March 31, 2019, 163,867 common shares (December 31, 2018 - 163,867 common shares) were reserved for issuance under the Deferred Entitlement Share Unit ("DESU") Plan. As at March 31, 2019, 198,477 common shares

PENGROWTH First Quarter 2019 Financial Results	14

(December 31, 2018 - 198,477 common shares) were reserved for issuance under the Deferred Share Unit ("DSU") plan.
(iii) CASH-SETTLED LTIP
(a) Cash-Settled Restricted Share Units ("Cash-Settled RSUs")
Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest in three even tranches on the first, second and third anniversary of the grant date. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. During the quarter ended March 31, 2019, compensation expense of $0.1 million (March 31, 2018 - $0.4 million reduction) was recognized in the Consolidated Statements of Income (Loss) with a corresponding increase or decrease in liabilities. As at March 31, 2019, $0.1 million (December 31, 2018 - $0.3 million) of total liability was recorded in the Consolidated Balance Sheets classified as a short term liability based on the expected payout dates. No grants were made in 2019 and no new Cash-Settled RSUs will be granted under the current LTIP. The revaluation of the cash-settled RSUs continues until settlement.
(b) Cash-Settled Phantom Deferred Share Units ("Phantom DSUs")
Independent members of the Board of Directors receive cash-settled Phantom DSUs. Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason, subject to the right to defer payment until up to December 31 of the year following their departure from the Board.
As at March 31, 2019, Phantom DSUs awarded to Directors had a corresponding liability of $1.6 million (December 31, 2018 - $1.2 million). For the quarter ended March 31, 2019, Pengrowth recorded a $0.5 million compensation expense (March 31, 2018 - $0.4 million expense) related to Phantom DSUs. The revaluation of the cash-settled Phantom DSUs continues until settlement.
The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2017	2,903	1,376
Granted	—	847
Forfeited	(1,312)	—
Exercised	(887)	(155)
Outstanding, December 31, 2018	704	2,068
Granted	—	995
Forfeited	(24)	—
Exercised	(488)	(156)
Outstanding, March 31, 2019	192	2,907
TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both general and administrative and operating expenses on the Consolidated Statements of Income (Loss) and are composed of the following:

	Three months ended
	March 31, 2019	March 31, 2018
Non-cash PSU and RSU (reduction) expense	($0.1)	$0.7
Non-cash stock options expense	0.7	—
Non-cash share based compensation expense	$0.6	$0.7
Cash-settled RSUs (reduction) expense	$0.1	($0.4)
Cash-settled Phantom DSUs (reduction) expense	$0.5	$0.4
Total share based compensation expense	$1.2	$0.7

PENGROWTH First Quarter 2019 Financial Results	15

10.	REVENUE
Pengrowth sells its production pursuant to fixed or variable price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can either be fixed or variable, depending on the contract terms. Under its contracts, Pengrowth is required to deliver fixed and variable volumes of diluted bitumen and variable volumes of light oil, natural gas and natural gas liquids to the contract counterparty. The amount of revenue recognized is based on the agreed transaction price, whereby any variability in revenue relates specifically to its efforts to transfer production, and therefore the resulting revenue is allocated to the production delivered in the period during which the variability occurs. As a result, none of the variable revenue is considered constrained.
Light oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms of up to one year. A large portion of Pengrowth’s diluted bitumen is currently sold on multi-year contracts expiring at the end of 2019 for a fixed quantity of diluted bitumen at a fixed differential to WTI, with WTI being variable, as detailed in Note 13. Revenues are typically collected on the 25th day of the month following production. Processing fees charged to third parties are generally under multi-year contracts at fixed fees that vary by volume.
The following table presents Pengrowth’s oil and gas sales disaggregated by revenue source:

	Three months ended
	March 31, 2019	March 31, 2018
Bitumen	$67.4	$57.6
Natural gas sold to third party (1)	0.5	7.0
Light oil	2.7	4.3
Natural gas liquids	0.1	1.4
Diluent sold	53.9	52.8
Processing income	0.3	0.4
Sale of other product purchased for resale	3.4	2.9
Total oil and gas sales	$128.3	$126.4

(1)
Starting April 1, 2018, a portion of natural gas delivered from Groundbirch to the NGTL system is used in other operations as energy costs. As such, $3.6 million related to natural gas used in internal operations is not included in total oil and gas sales for the three months ended March 31, 2019 (March 31, 2018 - $nil).

Pengrowth has no fixed price physical delivery contracts in 2019.
Pengrowth has variable price physical delivery contracts for the sale of diluted bitumen mainly with two credit-worthy refiners, with revenue from these customers representing approximately 75 percent of the Corporation's first quarter of 2019 oil and gas sales.
Included in accounts receivable at March 31, 2019 is $47.6 million (December 31, 2018 is $22.2 million) of accrued oil and gas sales related to March 2019 production.

11.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Three months ended
Cash provided by (used for):	March 31, 2019	March 31, 2018
Accounts receivable and other current assets (1)	($22.6)	$3.7
Accounts payable	(1.9)	(30.3)
	($24.5)	($26.6)

(1)	Includes accounts receivable, inventory and prepaids.

PENGROWTH First Quarter 2019 Financial Results	16

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended
Cash used for:	March 31, 2019	March 31, 2018
Accounts payable, including capital accruals	($3.8)	($2.8)

12.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended
(000's)	March 31, 2019	March 31, 2018
Weighted average number of shares - basic and diluted	556,594	552,719
For the three months ended March 31, 2019 there were no dilutive effects of stock options, RSUs, PSUs, DSUs or DEUs due to the Corporation incurring a net loss in the period.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Commodity Price Contracts
As at March 31, 2019, Pengrowth had the following financial contracts outstanding:

Financial Crude Oil Contracts:
Differential Swaps
Reference point	Remaining term	Volume of dilbit (bbl/d)	Price per bbl (U.S.$)
Western Canada Select	Apr. 1, 2019 - Dec. 31, 2019	5,000	WTI less $20.88

Collars			Price per bbl (U.S.$)
Reference point	Remaining term	Volume (bbl/d)	Bought Puts	Sold Calls
WTI	Apr. 1, 2019 - Jun. 30, 2019	7,000	56.86	59.76
Financial Risk Management Contracts Sensitivity to Commodity Prices as at March 31, 2019

Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	($1.0)	$1.0

Collars	Cdn$1/bbl increase in WTI	Cdn$1/bbl decrease in WTI
Increase (decrease) to fair value of oil risk management contracts	($0.6)	$0.6

PENGROWTH First Quarter 2019 Financial Results	17

Physical Delivery Contracts
As at March 31, 2019, physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. The prices per bbl, as per the table below, include an apportionment protection fee to guarantee flow assurance in the event export pipelines are restricted. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Differentials
Reference point	Remaining term	Volume of dilbit (bbl/d)	Price per bbl (U.S.$)
Western Canada Select	Apr. 1, 2019 - Dec. 31, 2019	2,500	WTI less $17.95
Western Canada Select	Apr. 1, 2019 - Dec. 31, 2019	2,500	WTI less $23.60 - $26.35
Western Canada Select	Apr. 1, 2019 - Dec. 31, 2019	5,000	WTI less $17.70 - $20.45
Western Canada Select	Apr. 1, 2019 - Feb. 1, 2020	2,500	WTI less $20.40 - $23.40
Pengrowth has also entered into a secured term sale agreement at Hardisty for an additional 5,000 bbl/d of diluted bitumen for 2019 that are 100 percent apportionment protected. Pengrowth will settle at the monthly WCS Index less an apportionment protection fee of U.S.$2.00/bbl.

Collars			Price per bbl (U.S.$)
Reference point	Remaining term	Volume (bbl/d)	Bought Puts	Sold Calls
WTI	Apr. 1, 2019 - Jun. 30, 2019	1,000	56.00	60.05
Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract upon issuing the U.K. pound sterling term debt. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt. The outstanding contract at March 31, 2019 is as follows:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped (1)	Fixed rate (Cdn$1 = U.K. pound sterling)
12.1	15.0	124%	0.63

(1)	Exceeds 100 percent as swaps were not liquidated when a portion of the principal amount of term note was early repaid in 2017.
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt. The outstanding contracts at March 31, 2019 are as follows:

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
366.3	240.0	66%	0.75
Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following table summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2019	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$3.7	$0.1
Unrealized foreign exchange risk management gain or loss	(2.4)	(0.1)
Net pre-tax impact on Consolidated Statements of Income (Loss)	$1.3	$—

PENGROWTH First Quarter 2019 Financial Results	18

Interest Rate Sensitivity - Bank Interest Cost
As at March 31, 2019, Pengrowth had $721.5 million of current and non-current long term debt (December 31, 2018 - $714.6 million) of which $191.0 million was based on floating interest rates (December 31, 2018 - $173.5 million). An increase of 1 percent in interest rates would increase pre-tax interest expense by approximately $0.5 million for the three months ended March 31, 2019 (March 31, 2018 - $0.4 million), assuming the amount was outstanding for the entire period.
Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the period ended March 31, 2019	Commodity contracts (1)	Foreign exchange contracts (2)	Total
Current portion of risk management assets	$—	$2.2	$2.2
Current portion of risk management liabilities	(11.1)	(0.1)	(11.2)
Non-current portion of risk management liabilities	—	(1.3)	(1.3)
Risk management assets (liabilities), end of period	($11.1)	$0.8	($10.3)
Less: Risk management assets (liabilities) at beginning of period	(4.2)	8.0	3.8
Unrealized gain (loss) on risk management contracts for the period	($6.9)	($7.2)	($14.1)
Realized gain (loss) on risk management contracts for the period	(5.1)	—	(5.1)
Total unrealized and realized gain (loss) on risk management contracts for the period	($12.0)	($7.2)	($19.2)

As at and for the period ended March 31, 2018	Commodity contracts (1)	Foreign exchange contracts (2)	Total
Non-current portion of risk management assets	$—	$3.5	$3.5
Current portion of risk management liabilities	(44.5)	(0.2)	(44.7)
Non-current portion of risk management liabilities	—	(13.6)	(13.6)
Risk management assets (liabilities), end of period	($44.5)	($10.3)	($54.8)
Less: Risk management assets (liabilities) at beginning of period	(39.8)	(16.9)	(56.7)
Unrealized gain (loss) on risk management contracts for the period	($4.7)	$6.6	$1.9
Realized gain (loss) on risk management contracts for the period	(14.0)	—	(14.0)
Total unrealized and realized gain (loss) on risk management contracts for the period	($18.7)	$6.6	($12.1)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized and realized gains and losses are included under Foreign exchange (gain) loss in the Consolidated Statements of Income (Loss). See Note 14.

PENGROWTH First Quarter 2019 Financial Results	19

Fair Value
The fair value of cash and cash equivalents, accounts receivable, remediation trust fund, prepaid tax assessment, accounts payable and bank indebtedness approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term Credit Facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust fund is equal to its carrying amount as this asset is carried at its estimated fair value. The following tables provide fair value measurement information for other financial assets and liabilities.

			Fair value measurements using:
As at March 31, 2019	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust fund	$95.5	$95.5	$95.5	$—	$—
Fair value of risk management contracts	2.2	2.2	—	2.2	—

Financial Liabilities
U.S. dollar denominated secured term notes	488.9	524.4	—	524.4	—
Cdn dollar secured term notes	20.5	22.4	—	22.4	—
U.K. pound sterling denominated secured term notes	21.1	21.3	—	21.3	—
Fair value of risk management contracts	12.5	12.5	—	12.5	—

			Fair value measurements using:
As at December 31, 2018	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust fund	$98.0	$98.0	$98.0	$—	$—
Fair value of risk management contracts	8.0	8.0	—	8.0	—

Financial Liabilities
U.S. dollar denominated secured term notes	499.5	533.2	—	533.2	—
Cdn dollar secured term notes	20.5	22.3	—	22.3	—
U.K. pound sterling denominated secured term notes	21.1	21.4	—	21.4	—
Fair value of risk management contracts	4.2	4.2	—	4.2	—

PENGROWTH First Quarter 2019 Financial Results	20

14.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended
	March 31, 2019	March 31, 2018
Currency exchange rate (Cdn$1 = U.S.$) at beginning of period	$0.73	$0.80
Currency exchange rate (Cdn$1 = U.S.$) at period end	$0.75	$0.78
Unrealized foreign exchange (gain) loss from translation of foreign denominated debt	($10.6)	$13.7
Unrealized (gain) loss on foreign exchange risk management contracts	7.2	(6.6)
Net unrealized foreign exchange (gain) loss	($3.4)	$7.1

Net realized foreign exchange (gain) loss	$0.1	($0.1)

PENGROWTH First Quarter 2019 Financial Results	21